June 20, 2005

Zafar Hasan, Esq.

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	AVVAA World Health Care Products, Inc.

Registration Statement On Form SB-2

Filed May 5, 2005

File Number 333-124667

Dear Mr. Hasan:

We represent AVVAA World Health Care Products, Inc. (“AVVAA”). We are in receipt of your letter dated June 2, 2005 regarding the above referenced filing and the following are our responses:

General

1.

Please provide the name of the form on the cover of the registration statement. Please note that EDGAR indicates that the filing is intended to be an SB-2. If this is incorrect, please notify us immediately.

Answer:                    Please be advised that the filing was intended to be an SB-2, and the filing was amended to provide the name of the form on the cover of the registration statement.

2.

Please advise us as to whether the warrants are being issued pursuant to conversion of the notes. In the convertible note attached as Exhibit 10.2, we could not locate any provisions indicating that the note can be converted into warrants. However, there is language in the registration statement that is confusing on this point. For example, in Liquidity and Capital Resources on p. 15, you reference the issuance of warrants together with the description of the note issuance. Furthermore, on page F-18, you state that “upon conversion of the note, the company will issue four series of share purchase warrants....”

Please clarify your language on this point throughout the registration statement so that investors understand clearly the relationship between the purchase of the warrants and the convertible note issuance, if any.

Answer:                    Please be advised that the warrants are not being issued pursuant to the conversion of the notes, neither is the note convertible into the warrants. The note is convertible into common shares of the Company’s stock. The warrants were issued simultaneous to the note, but as separate financial instruments. There is no relationship between the purchase of the warrants and the convertible note, other than the fact that they were issued simultaneously as part of a financing transaction. The financial statements and SB-2 have been amended to clarify the financial transaction.

3.

In addition, if the warrants are issued pursuant to the note issuance, then we do not believe you can register the resale of the common stock underlying the warrants, as there has not yet been an original issuance. We note that in that case, the note must be converted before the warrants are obtained and then the warrants must be exercised before receipt of common stock. Since you cannot resell common stock that has not been issued, the stock underlying the warrants may not be registered for resale in this registration statement.

Answer:                    Please be advised that as the warrants are not being issued pursuant to the conversion of the notes, we believe that the common stock underlying the warrants can be registered for resale in this registration statement. Please also see our response to Question 2 above.

4.	On the signature page, please include a signature for your chief accounting officer or controller.

Answer:                    The signature page was amended to include a signature for the Company’s chief accounting officer

5.	Please provide us with an analysis explaining why the company did not file an 8-K when it entered into the purchase or material agreements for the note financing. See Item 8.01 of Form 8-K.

Answer:                    Please be advised that the Company will be filing an 8-K regarding the note financing. We will advise the Commission when the Form 8-K is filed.

6.

Please note that where we provide examples to illustrate what you mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Answer:                     Please note that we have made all changes that we believe are appropriate in accordance with the SEC’s comments.

7.

In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Answer:	Please note that we have provided our responses accordingly.

Form SB-2

Summary

8.

Please provide a summary that conforms to the requirements of Item 503 Regulation SB. The information should discuss what the company does, the company’s plan for the future and the company’s status as a development stage company.

Answer:                    The summary on page 1 of the SB-2 has been revised to discuss what the company does, the company’s plan for the future and the company’s status as a development stage company.

Risk Factors, p. 8

General

9.

When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure in “Since our products are subject to license agreement...,” you should expand and customize the risk factor to disclose whether there are any facts or circumstances that would lead to the termination or failure to renew the license, rather than generically referring to the possible failure to renew.

Please review all your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

Answer:                    Please note that we have revised the disclosure statement to expand upon the risk factors identified and have provided additional analysis to customize the risk factors to the Company’s particular situation.

10.	Please consider adding risk factors relating to the following:

•	Risks associated with product defects, intellectual property rights or other matters that could lead to litigation; (p. 6)
•	Competition in the market place; (p. 6)
•	Market acceptance of your new products; (p. 7)
•	Your going concern accounting opinion; (p. 3)
•	Risks associated with introduction of any new products, if any, including with respect to FDA approval; (p. 7)
•	Risks associated with the integration in corporate combinations, such as the transactions with Mystic, Band or any other company; (p. 7)
•	Risks associated with the termination of the Seaside Investment agreement;
•	Risks associated with the NASD inquiry;
•	Risks associated with being a penny stock; and (p. 5)
•	Any other material risks facing the company.

Answer:                    Please note that we have revised the disclosure statement and have expanded to include the suggested risk factors, except for the risk factors pertaining to the Seaside Investment Agreement and the NASD inquiry. Please see page numbers indicated next to each suggested risk factor.

Please be advised that we do not believe that there are any risks associated with terminating the Seaside Investment Agreement, as such termination is authorized according to the terms of the Agreement. All shares issued to Seaside pursuant to the Agreement are held in escrow until such shares were registered for trading on the London Stock Exchange, PLC. Section 4.13 of the Stock Purchase Agreement specifies that  Seaside must register the Company’s shares for trading on the London Stock Exchange PLC by September 30, 2004. The Escrow Agreement between the parties specified that if Seaside did not register the shares  with the London Stock Exchange by September 30, 2004, that the Escrow Agent was authorized to return  all shares to the Company. Therefore, according to the terms of the financing documents, the Company is authorized to terminate the Agreement and have its shares refunded.

Please be further advised that we do not believe that there are any risks associated with the NASD inquiry. On March 23, 2005, the Company received an inquiry from the staff of the Market Regulation department of the NASD regarding the Company’s trading activity. The inquiry consisted of 13 questions about the Company’s outstanding contracts and business operations. The Company subsequently responded to the NASD inquiry with all required documentation, and has not received any further inquiries from the NASD.

“We lack an operating history....” p. 8

11.	Please disclose your accumulated losses as of December 31, 2004 and March 31, 2005.

Answer:                    Please be advised that the risk factor on page 3 has been revised to state the total value of accumulated losses as of November 30, 2004 and February 28, 2005 in accordance with the Company’s fiscal year.

“We intend to commence legal proceedings....,” p. 8

12.	Rather then your reference to “severe damage,” please explain the specific nature of the risks to investors posed by this risk factor.

Answer:                    Please be advised that the risk factor on page 3 has been revised and expanded to explain the reference to “severe damage” and the specific risk posed to investors.

“The termination of government approval....,” p. 8

13.	Please disclose any specific facts or circumstances that could lead to the problems described in this risk factor.

Answer:                    Please be advised that the risk factor on page 4 has been expanded upon to include specific facts or circumstances that could lead to the problems described in this risk factor.

“Our recent financing....,” p. 9

14.	Please disclose the dollar amount of the liquidated damages you will face if you are not effective by July 5.

Answer:                    We have disclosed in this risk factor on page 4 that the Company faces liquidated damages in the amount of $22,000 for each 30 day period the registration statement is not declared effective after July 5, 2005.

“Our business depends on a limited number of key personnel....,” p. 10

15.

To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if either Mr. Farley or Mr. Austin has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Answer:                    Please be advised that the risk factor on page 5 has been amended to more fully describe the specific problems addressed in this risk factor. Additionally, the risk factor has been amended to disclose that Mr. Farley and Mr. Austin have no plans to retire or leave the Company in the near future.

“If we fail to adequately manage our growth....” p. 10

16.	Please disclose the number of new employees that the Company plans to hire to fulfill its strategy for the next 12 months.

Answer:                    Please be advised that the risk factor on page 5 has been amended to disclose that the Company plans on hiring eighteen new employees to fulfill its strategy for the next 12 months.

17.	In addition, please expand this discussion to disclose specifically any other facets of growth that may pose challenges for the company.

Answer:                    Please be advised that the risk factor on page 5 has been expanded to disclose other facets of growth that may pose challenges for the company.

“No dividends....,” p. 10

18.	Please disclose how the information in this risk factor represents a risk to investors.

Answer:	The SB-2 has been amended to delete this risk factor on page 6.

“Selling shareholders may impact our stock value....,” p. 10

19.	Please disclose any specific facts or circumstances that could lead to the problems described in this risk factor.

Answer:                     Please be advised that the risk factor on page 6 has been expanded to disclose the specific facts or circumstances that could lead to the problems described in this risk factor.

Use of proceeds, p. 11

20.

Please eliminate the Use of Proceeds section. Although you have delineated proceeds assuming the maximum exercise of warrants, there is no guarantee that the warrants will be exercised or that you will receive these proceeds. Furthermore, any proceeds you do receive will not be received as a result of the sale of common stock being registered.

Answer:                     Please note that the Use of Proceeds section has been removed from p. 11 of the registration statement.

Determination of offering price, p. 11

21.

Please delete this section from the registration statement. The determination of offering price section is intended to disclose the manner in which prices to the market have been determined. As such, your discussion of warrants and their prices are not appropriate. Furthermore, as we have noted above, you may not be permitted to include the stock underlying the warrants in this registration statement.

Answer:                    Please note that the Determination of Offering Price section has been deleted from p. 11 of the registration statement.

MD&A, p. 13

General

22.

We note your references to licensing agreements in the Business section. If you have a reasonable expectation that you will receive or be required to make a significant payment that would be material, including any royalty or milestone payments, you should describe the event and the amount of the payment you expect to make or receive in Managements’s Discussion and Analysis.

Answer:                    Please be advised that the MD&A section of the disclosure statement has been expanded on page 10 to include royalty or milestone trigger events and the resulting applicable payments.

23.	Please tell us whether you have any off-balance sheet arrangements, as defined by Item 303(c)(2) of Regulation S-B. If so, please provide the disclosures in Item 303(c)(1).

Answer:                    Please be advised that the Company does not have any off-balance sheet arrangements, as defined by Item 303(c)(2) of Regulation S-B.

Overview, p. 13

24.

Currently, your MD&A Overview discusses your incorporation and your products. In a recent release called “Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the staff stated that “the development of MD&A disclosure should begin with management’s identification and commitments, events, and uncertainties is important to providing investors and others an accurate understanding of the company=s current and prospective financial position and operating results.” Release Nos. 33-8056; 34-45321; FR-61.

Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points as well as on the “potential effects of known trends, commitments, events, and uncertainties...” we may have further comment on your revisions.

Answer:                    Please note that the MD&A has been revised on pages 10 and 11 to provide greater detail, with greater emphasis on the key trends and analytical points on the potential effects of known trends.

25.	Please explain your reference to February 29, 2005.

Answer:                    Please be advised that the reference to February 29, 2005 on page 10 was an error and has been corrected to February 28, 2005.

Results of Operations for Nine Months ended February 28, 2005 (“2005”) Compared....,page 14

26.

When more then one reason is responsible for a material change in financial statement amounts, please quantify each of the factors causing the change, as required by Financial Reporting Codification Section 501.04. For example, where you disclose that your net loss increased in 2005 as compared with 2004, please specifically describe and quantify the cost related to: (a) implementing the business plan, (b) fund-raising activities, and ( c ) efforts to manage the manufacturing, distribution, marketing and sale of product. Please do this for all material changes disclosed in both A Results of Operations@ sections.

Answer:                    Please be advised that all Results of Operations sections on pages 12 and 13 have been expanded upon to quantify and identify the factors causing material changes in the financial statement amounts.

Liquidity and Capital Resources, pages 15 and 16

27.

Please revise your discussion, for all periods presented, to address all material sources of funds, such as advances from related parties, and the cash provided by all in your operations, including the effect of changes in accounts payable and accrued expenses. Please refer to Section IV.B. of Financial Reporting Release 72.

Answer:                    Please note that the Liquidity and Capital Resources sections on pages 12 and 13 have been revised to include all of the Company’s material sources of funds and the effect of changes in accounts payable and accrued expenses.

Critical Accounting Policies and Estimates, page 16

28.

Please note that of section V. of Financial Reporting Release 72 says that these disclosures should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. As discussed in that Release, please:

a. Disclose that material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

b. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

c. Specifically address why your accounting estimates or assumptions bear the risk of change.

d. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

e. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have material effect.

Answer:                    Please be advised that this section has been revised on page 15 to provide supplementary information that expands upon the description of accounting policies provided in the Company’s financial statements as requested.

Business - Our Company, p.18

29.

Please explain what you mean by the phrase “FDA compliant” the first time you use the phrase. If FDA compliant means that the products may be sold in the US without further approvals, state this fact explicitly. If further approvals are required, state this fact and consider including a risk factor explaining this fact.

Answer:                    Please be advised that the SB-2 has been revised on page 16 to disclose that “FDA compliant” means that the Federal Drug Administration has reviewed and approved the formulations and labeling. There are no further registration requirements to be able to sell the products in the United States.

Material Agreements, p. 22

License Agreements

30.	Please describe the material terms of each of the licensing agreements, including:
	•	Total amounts paid to date;
	•	Existence of royalty provisions;

•	Aggregate amount of potential payments
•	Expiration date;
•	Termination provisions
•	Any other material terms.

If such agreements have not been filed as agreements, please file them or provide a supplemental analysis supporting your determination that each agreement is not required to be filed.

Answer:                    Please be advised that the SB-2 has been amended on page 18 to include a more detailed description of each of the licensing agreements, with specific reference to the details requested. The License agreements have been filed as Exhibit 10.13 and 10.14.

Employees, p. 23

31.	Please cross reference your description of the agreements in “Management.”

Answer:                    Please be advised that a cross reference of the employee contracts in the Executive Compensation section has been added to page 19

Principle Stockholders, p. 29

32.	Please identify the natural person(s) with dispositive, voting or investment control of the shares to be sold by Seaside Investments.

Answer:                    Please be advised that the natural person(s) with dispositive, voting or investment control of the shares to be sold by Seaside Investments have been identified on page 25 of the SB-2.

33.

We note that you have not included any selling stockholders in the table of beneficial owners. As you may be aware, a selling stockholder may have beneficial ownership over a security if it has the power to obtain the security within 60 days. Please see Rule 13d-3 for further explanation regarding the concept of beneficial ownership.

Answer:                    Please be advised that the Principle Stockholders section on page 25 has been amended to include the selling stockholders.

Selling Stockholders, p. 30

34.

As noted in the prior comment, you have indicated that the selling stockholders do not beneficially own any of the shares to be sold. You should also revise this section in accordance with the prior comment.

Answer:                    Please be advised that the Selling Stockholders section on page 27 has been amended to reflect that the selling stockholders have beneficial ownership, as they have the power to obtain the securities within 60 days.

35.

We call to your attention the requirements of Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933. In that case, please revise your regulation statements to state that those parties are underwriters in the section titled “Plan of Distribution” and in such other places that would be appropriate.

Answer:                    Please be advised that the Selling Shareholders have represented to us that they are not broker dealers. Therefore, we do not believe that these parties should be deemed underwriters.

36.

In addition, please consider whether any affiliates of broker-dealers identified as Selling Shareholders: (i) purchased in the ordinary course of business and (ii) at the time of the purchase, the Selling Shareholder has no agreements or understanding to distribute securities. If the answer to either of these two questions is no, then you should also state that these parties are underwriters in the Plan of Distribution and other places that would be appropriate.

Answer:                    As noted in Question 35 above, none of the selling shareholders are broker dealers. Additionally, the selling shareholders have represented to us that they purchased the shares in the ordinary course of business and at the time of the purchase, the Selling Shareholder has no agreements or understanding to distribute securities. Therefore, we do not believe that these parties should be deemed underwriters.

37.	In addition, for each entity that is listed as a selling shareholder, please identify the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold.

Answer:                    Please note that the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold have been identified in the notes to the Selling Stockholders Table on page 27.

Certain Relationships and Related Transactions, p. 32

38.

Please expand on your discussion in this section and provide specific detail regarding the related party advances and transactions. You should explain precisely what you mean by “common control,” the individual directors/officers that have made advances, the amount of each person;s advance, whether there is any documentation supporting these advances. Please also provide all material terms for the related party transactions.

Answer:                    Please be advised that this section has been revised on page 29 to provide more specific detail regarding the related party advances and transactions. The Shield-Tech promissory note has been included as Exhibit 10.15. Please note that no documentation exists pertaining to the deferred salary of the officers and directors.

39.	Please file any agreements with related parties as exhibits to the registration statement.

Answer:                    Please be advised that the Shield-Tech promissory note has been included as Exhibit 10.15. Please note that no documentation exists pertaining to the deferred salary of the officers and directors.

Description of securities, p. 34

40.	As the convertible note is a security, you should include a description of the note, including all material terms, in this section.

Answer:                    Please be advised that the Description of securities section on page 30 has been revised to include a description of the note, including all material terms.

Financial Statements, p. 34

41.	Please explain your reference to adding financial statements.

Answer:                    Please be advised that the reference to adding financial statements on p. 34 was an error and has been deleted.

Unaudited Financial Statements at February 28, 2005

(p) Stock-based Compensation, page F-9

42.

Please tell us why the amount of stock-based compensation expense determined under the fair value method is the same as was reported for three of the four periods presented here.

In addition, please tell us why using 40% as the expected volatility was appropriate. Finally, please provide this and the other disclosures required by SFAS 123 in your annual financial statements or tell us why the disclosures are not applicable.

Answer:                    The stock-based compensation expense determined under the fair value method is the same as was reported for three of the four periods presented here as there were no amounts pertaining to employee options vesting within these periods. Using 40% as the expected volatility was appropriate as it was estimated using the prior two years’ stock trading volume and stock prices. The trading volume was low and the stock price was fairly consistent for the previous two years. The annual financial statements have been revised to include the disclosures required by SFAS 123.

(e) Stock Purchase Agreement, page F-16

43.	Please update your disclosure with current information about the agreement with Seaside.

Answer:                    The disclosure has been updated with current information about the agreement with Seaside.

Audited Financial Statements at May 31, 2004

Consolidated Statement of Cash Flows, page F-4

44.

Please disclose the advances to and advances from related parties on a gross basis, on separate lines. In this regard, please refer to paragraphs 11 through 13 of SFAS 95. In addition, if advances to related parties were material during any period presented, please tell us why it is appropriate to classify them as financing activities.

Answer:                    The amounts due to related parties were not in fact cash advances. They are in fact unpaid management fees, net of repayments. Therefore, the statement of cash flows has been revised to move this line from financing activities to operating activities under changes to operating assets and liabilities.

Consolidated Statement of Stockholder=s Deficit, page F-5

45.

Please tell us whether any of the transactions disclosed in this statement relate to the activities of either Anmore or Sierra. If so, please tell us which transactions and why this is appropriate, in light of the reverse accounting to eliminate AVVAA;s shareholders’ deficit. Furthermore, please tell us why the shares issued to the shareholders of MYOSP appear to have resulted in a net charge to equity. In your response, please elaborate on the nature of the transactions and the authoritative literature supporting your accounting.

Answer:                     The statement of stockholders’ deficit has been revised to reflect the correct accounting and presentation as a result of the reverse merger with MYOSP.

46.	Please tell us why including “Common Stock to be issued” in stockholders’ deficit was appropriate and where the offset for these amounts are in your financial statements.

Answer:                    The offsets for the amounts included in “Common stock to be issued” are in cash, accounts payable (debt settlement) and deferred compensation (for services to be rendered to the Company). This was appropriate to be included in the statement of stockholders’ deficit as the Board of Directors had resolved to issue these shares for the agreed upon settlement amounts, but the Company had not physically issued the shares as of the date of the financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page F-7

47.

Please disclose how you account for and value equity instruments (both shares and options) issued to non-employees and disclose the assumptions underlying the valuation of the options. Also, please clarify why you recognize no stock-based compensation expense for shares yet to be cancelled, such as in the instance disclosed on page F-12 of your interim financial statements. In addition, please clarify how you account for the options granted to outside consultants and the financing consultant, both of which were disclosed on page F-14 of both your annual and interim financial statements. If you have not expensed the value of the options granted to the financing consultant, please clarify how the financing is probable. Furthermore, considering that you shares appear to have been publicly trading since July 2002, please address why, according to page F-12 of your annual financial statements, you have valued shares issued as non-cash consideration based on the value of the services provided to you.

Answer:                     Note 2(p) has been added to disclose the accounting policy for stock-based compensation along with the disclosures underlying the valuation of the options. The accountant accounts for and values shares based on the fair value of the services and/or goods provided or on the fair value of the shares at the date of issue, whichever is more readily determinable. The disclosure in Note 8(g) has been revised. In all cases of shares issued for services, the fair value market value of the shares at the date of issue was more readily determinable and as such was accounted for on this basis. The above disclosure revision clarifies this issue. The accountant did not recognize stock-based compensation expense for shares yet to be cancelled due to the fact the services were not performed in accordance with the agreement; therefore, the shares were not earned. The value of the options granted to the financing consultant were expensed in the first quarter of fiscal 2005, the quarter in which these options were granted and became fully vested.

6. Related Party Advances and Transactions, page F-10

48.

We note that your advances from directors and/or officers are non-interested bearing and, on page 23, noted that the corporate office is located at the home of an officer who does not charge you rent. In this regard, please disclose whether you have recognized any interest or rental expense. If so, please disclose where and in what amounts it was recognized. If not, please tell us why this is appropriate, in light of SEC Staff Topic 1(B).

Answer:                    As explained in response #44, the amounts owing to related parties are not in fact for cash advances, but are for unpaid management fees. Accordingly, no interest expense was recognized or needs to be recognized. No rent expense is being charged by the officer whose home is the corporate office of the Company and therefore no amount has been recognized. Due to the minimal operations of the Company at that time, the fair value of rent would be nominal and is immaterial to these financial statements.

Part II

Item 26. Recent sales of unregistered securities

49.	Please provide a description of the note issuance.

Answer:                    Please be advised that Item 26 has been revised to provide a description of the note issuance.

Item 27. Exhibits

50.

We note the following language in the legal opinion, “No opinion is expressed herein as to any laws other than the State of New Jersey of the United States. This opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.” As you may be aware, since the company is a Nevada company, the opinion must opine on Nevada law. Assuming you are qualified to render an opinion under Nevada law, please revise the first sentence to refer to Nevada rather then New Jersey law.

Answer:	Please be advised that the legal opinion has been revised to opine upon Nevada law.

Very truly yours,

ANSLOW & JACLIN, LLP

BY:	/s/ Richard I. Anslow___
RICHARD I. ANSLOW

RIA/jr